Exhibit 35.1

Servicer Compliance Statement of AmeriCredit Financial Services, Inc.

This Annual Statement as to Compliance is delivered to you pursuant to Section 4.10 (a) of the Sale and Servicing Agreement dated as of September 10, 2012 (the “Agreement”) and Item 1123 of Regulation AB, executed in connection with the formation of AmeriCredit Automobile Receivables Trust 2012-4 (the “Trust”), the issuance of the Notes by the Trust and the closing of the transactions and the execution and delivery of the various documents by General Motors Financial Company, Inc. (f/k/a AmeriCredit Corp.), AmeriCredit Financial Services, Inc. (the “Servicer”) and AFS SenSub Corp. in connection therewith. The capitalized terms used herein shall have the same meanings as in the Agreement.

The undersigned certifies that I am the Executive Vice President, Corporate Controller and Chief Accounting Officer of the Servicer. I further certify as follows:

1.	I have conducted, or caused to be conducted under my supervision, a review of the Servicer during the preceding period from January 1, 2014 through December 31, 2014, and its performance under the Agreement.

2.	To the best of my knowledge, following such review, the Servicer has fulfilled all its obligations under the Agreement throughout such period, and, to the best of my knowledge, there has been no default in the fulfillment of any such obligation.

AmeriCredit Financial Services, Inc.

By:	/s/ Connie Coffey	Dated: March 30, 2015

Connie Coffey
Executive Vice President, Corporate
Controller and Chief Accounting Officer